EXHIBIT 5

INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement (the “Agreement”) is made as of July 30, 2014 by and among Ms. Na Lai Chiu (the “Chairwoman”), Valuetrue Investments Limited, a British Virgin Islands company wholly-owned by the Chairwoman (“Valuetrue Investments”), Mr. Shing Yung Ma (the “Founder”), Grow Grand Limited, a British Virgin Islands company wholly-owned by the Founder (“Grow Grand” and, together with the Chairwoman, Valuetrue Investments and the Founder, the “Founder Parties”), SC China Holdings Limited, a Cayman Islands company, on behalf of funds managed and/or advised by it and its and their Affiliates (“Sequoia”), Yiheng Capital, LLC, a Delaware limited liability company, on behalf of funds managed and/or advised by it and its and their Affiliates (“Yiheng” and, together with the Founder Parties and Sequoia, the “Investors”), Harvest Holdings Limited (“Holdco”), Harvest Parent Limited (“Parent”) and Harvest Merger Limited (“Merger Sub”). Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, each of the Investors or their respective Affiliates executed an Amended and Restated Consortium Agreement, dated as of March 18, 2014 (the “Consortium Agreement”), pursuant to which the parties thereto agreed to establish a buyer consortium (the “Consortium”) in connection with a proposal for the Transactions, including the Merger;

WHEREAS, on the date hereof, Le Gaga Holdings Limited, a Cayman Islands exempt company (the “Company”), Parent and Merger Sub, executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, on the date hereof, Yiheng executed a letter agreement in favor of Holdco (the “Equity Commitment Letter”), pursuant to which Yiheng has agreed, subject to the terms and conditions set forth therein, to make an equity investment in Holdco immediately prior to the Closing in connection with the Merger;

WHEREAS, on the date hereof, China Minsheng Banking Corp., Ltd., Hong Kong Branch (the “Lender”), executed a facility agreement (the “Facility Agreement”) with Holdco, Parent and Merger Sub pursuant to which the Lender has agreed, subject to the terms and conditions therein, to provide debt financing to Merger Sub in connection with the Merger (the “Debt Financing”);

WHEREAS, on the date hereof, each of the Investors and certain other shareholders of the Company executed a rollover and support agreement in favor of Parent and Holdco (the “Rollover Agreement”), pursuant to which, each of them has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) cancel all or a portion of their Shares for no consideration in the Merger, (ii) subscribe for newly issued ordinary shares of Holdco (the “Holdco Shares”) immediately prior to the Closing at par value per share and (iii) vote in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger;

WHEREAS, on the date hereof, each of the Investors or their respective Affiliates executed a limited guarantee in favor of the Company with respect to certain obligations of Parent under the Merger Agreement (each a “Limited Guarantee” and, collectively, the “Limited Guarantees”); and

WHEREAS, the Investors, Holdco, Parent and Merger Sub wish to agree to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letter, the Facility Agreement, the Rollover Agreement and the Limited Guarantees, and the transactions contemplated therein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

AGREEMENT

1.	AGREEMENTS AMONG THE INVESTORS.

1.1 Actions Under the Merger Agreement. The Requisite Investors may cause Parent and Merger Sub to take any action or refrain from taking any action in order for Parent and Merger Sub to comply with their respective obligations, exercise their respective rights or satisfy the closing conditions under the Merger Agreement, including, without limitation, determining that the conditions to closing specified in Sections 8.01, 8.02 and 8.03 of the Merger Agreement (the “Closing Conditions”) have been satisfied, waiving compliance with any agreement or condition in the Merger Agreement, including any Closing Condition, amending or modifying the Merger Agreement and determining to close the Merger; provided, however, that the Requisite Investors may not cause Parent to amend the Merger Agreement in a way that has an impact on any Investor that is different from the impact on the other Investors in a manner that is materially adverse to such Investor without such Investor’s written consent. Notwithstanding the preceding sentence or any other provision in the Merger Agreement, the Equity Commitment Letter, the Limited Guarantees, or the Rollover Agreement, (i) Parent and Merger Sub shall not, and the Investors shall not permit Parent or Merger Sub to, determine that the Closing Conditions have been satisfied, waive any Closing Condition, amend or modify the Merger Agreement or determine to close the Merger unless such action has been approved in advance in writing by the Requisite Investors. Each of Parent and Merger Sub agrees not to take any action with respect to the Merger Agreement, including granting or withholding of waivers or entering into amendments, unless such actions are in accordance with this Agreement. For the purposes of this Agreement, “Requisite Investors” shall mean all of the Investors. For the avoidance of doubt, the parties to this Agreement expressly agree that no waiver of any Closing Condition or amendment to the Merger Agreement shall be binding on the Requisite Investors unless each such Requisite Investor shall have consented in writing to such waiver or amendment.

1.2 Debt Financing. Subject to the conditions contained in Section 1.1 above, the Requisite Investors may cause Holdco, Parent and Merger to take any action or refrain from taking any action in order for Holdco, Parent and Merger Sub to comply with their respective obligations, exercise their respective rights or satisfy the conditions precedent to funding under the Facility Agreement, including amending or modifying the Facility Agreement.

1.3 Equity Financing. Subject to the conditions contained in Section 1.1 above, Holdco shall, at the direction of the Founder Parties and Sequoia, enforce the provisions of the Equity Commitment Letter in accordance with the terms of the Merger Agreement and the Equity Commitment Letter.

1.4 Rollover Agreement. Subject to the conditions contained in Section 1.1 above, each of Holdco and Parent shall, at the direction of the Requisite Investors (other than the Investor against whom enforcement is sought, if applicable), enforce the provisions of the Rollover Agreement in accordance with the terms of the Merger Agreement and the Rollover Agreement. If the Merger is not consummated due to the failure of any Rollover Shareholder (other than an Investor) to perform its obligations under the Rollover Agreement and the Parent Termination Fee becomes payable pursuant to the Merger Agreement, each of Holdco and Parent shall enforce the provisions of the Rollover Agreement against such breaching Rollover Shareholder. Any amount paid by such breaching Rollover Shareholder to Holdco or Parent, net of the costs and expenses incurred by Holdco and Parent in connection with such enforcement, shall be distributed to the Investors or their respective designees in proportion to their respective guaranteed percentage of the payment obligations of Parent with respect to the Parent Termination Fee as set out in the Limited Guarantees (the “Guaranteed Percentage”). Each of Holdco and Parent shall not, and the Investors shall not cause Holdco and Parent to, enforce the indemnity under Section 4.2(e) of the Rollover Agreement against any Rollover Shareholder who is not a PRC resident for PRC tax purposes for any liability associated with any PRC Government Authority denying a stepped up basis equal to the amount of the Merger Consideration received by such Rollover Shareholder or its Affiliates as described under Section 4.2(e)(ii)(A) of the Rollover Agreement, except where such liability is caused by such Rollover Shareholder’s failure to comply with applicable Law in respect of any Tax Liabilities (as defined in the Rollover Agreement).

1.5 Company Termination Fee. Any Company Termination Fee paid by the Company or any of its affiliates pursuant to the Merger Agreement or otherwise, after making adequate provisions for the payment or reimbursement of the Consortium Costs (as defined below), shall be promptly paid by Parent or Merger Sub to the Investors or their designees in proportion to their respective Guaranteed Percentages.

1.6 Expense Sharing.

1.6.1 Upon consummation of the Merger, the Surviving Corporation shall reimburse the Investors for, or pay on behalf of the Investors, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Merger, including, without limitation, (a) the reasonable fees, expenses and disbursement of advisors retained by Holdco, Parent, Merger Sub or the Consortium (other than the fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that were separately retained by any Investor) and (b) any fees (including financing fees) related to the Merger (all such fees and expenses described in the preceding clauses (a) and (b), collectively, the “Consortium Costs”).

1.6.2 If the Merger is not consummated (and Section 1.6.3 below does not apply), the Investors agree that (a) each Investor shall bear all fees and out-of-pocket expenses separately incurred by it in connection with the Merger (including, without limitation, any fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that were separately retained by it); and (b) each Investor shall bear a percentage, equal to its Guaranteed Percentage, of the Consortium Costs. Prior to making any payment of the Consortium Costs hereunder, each Investor shall be entitled to receive and review reasonable documentation of such fees and expenses.

1.6.3 If the Merger is not consummated due to willful misconduct or breach of this Agreement, the Consortium Agreement, the Equity Commitment Letter or the Rollover Agreement by one or more Investors, then the breaching Investor(s) shall indemnify, reimburse or pay on behalf of each non-breaching Investor for all of its out-of-pocket costs and expenses, including, without limitation, (a) any payment of Parent Termination Fee made by such non-breaching Investor under its Limited Guarantee, (b) its portion of the Consortium Costs and (c) all fees and out-of-pocket expenses separately incurred by it in connection with the Merger (including, without limitation, any fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that were separately retained by it), without prejudice to any rights and remedies otherwise available to any non-breaching Investor.

1.7 Representations and Warranties; Covenant.

1.7.1 Each Investor hereby represents, warrants and covenants to the other Investors that none of the information supplied in writing by such Investor specifically for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will cause a breach of the representations and warranties of Parent or Merger Sub set forth in the Merger Agreement. Each Investor hereby represents, warrants and covenants to the other Investors that it has not entered into any agreement, arrangement or understanding with any other Investor, any other potential investor or group of investors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, other than the agreements disclosed to the other Investors.

1.7.2 Each of Holdco and Parent hereby represents, warrants and covenants to each of the Investors that, at and immediately prior to the Closing, (a) the authorized share capital of Holdco shall consist of 500,000,000 ordinary shares, of which 1 share shall be issued and outstanding and owned by the Chairwoman, and (b) the authorized share capital of Parent shall consist of 500,000,000 ordinary shares, of which 1 share shall be issued and outstanding and owned by Holdco.

1.7.3 Each of Holdco, Parent and Merger Sub hereby represents, warrants and covenants to each of the Investors that it has not entered, and prior to the Closing will not enter, into any agreement or arrangement of any kind with any Person that grants a Person: (a) the right to purchase a different class of security than that being purchased by the Investors in accordance with the terms of the Equity Commitment Letter and the Rollover Agreement, (b) the right to purchase the same class of security as that being purchased by the Investors in accordance with the Equity Commitment Letter and the Rollover Agreement, but at a lower price than pursuant thereto, or (iii) any other right not provided for herein.

1.7.4 Neither Holdco nor Parent shall enter into any agreement with an Investor or group of Investors that has the effect of discriminating against any Investor in a manner that is materially adverse to such Investor without such Investor’s consent, except to the extent expressly permitted by the terms of this Agreement. Holdco and Parent shall provide to all Investors a copy of each agreement to be entered into with less than all of the Investors prior to the execution of such agreement.

1.7.5 The Investors shall cooperate in defending any claim that the Investors are or any of them is liable to make payments under the Limited Guarantees. Each Investor agrees to contribute to the amount paid or payable by other Investors in respect of the Limited Guarantees so that each Investor will have paid an amount equal to the product of the aggregate amount paid under all of the Limited Guarantees multiplied by such Investor’s Guaranteed Percentage.

2.	MISCELLANEOUS.

2.1 Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.5, 1.6, 1.7 and 2) upon the earlier of the Effective Time of the Merger and the termination of the Merger Agreement pursuant to Article IX thereof; provided, that any liability for failure to comply with the terms of this Agreement shall survive such termination.

2.2 Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by all the Investors.

2.3 Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

2.4 Remedies. The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance), provided that this Agreement may only be enforced against an Investor by Holdco, Parent or Merger Sub, acting at the direction of the Requisite Investors (other than the Investor against whom enforcement is sought).

2.5 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, Holdco, Parent, Merger Sub and each Investor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

2.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York.

2.7 Dispute Resolution.

2.7.1 Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 2.7 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

2.7.2 Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 2.7, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 2.7.2 is only applicable to the seeking of interim injunctions and does not restrict the application of Section 2.7.1 hereof in any way.

2.8 Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

2.9 Other Agreements. This Agreement, together with the Consortium Agreement and agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties hereto or any of their affiliates with respect to the subject matter contained herein except for the Consortium Agreement and such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. In the event of any conflict between the provisions of this Agreement and the provisions of the Consortium Agreement or such other agreements as are referenced herein, the provisions of this Agreement shall prevail.

2.10 Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties, except that the Agreement may be assigned to an Affiliate of a party hereto; provided that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 2.10 shall be void.

2.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature pages follow]

In witness whereof, each of the undersigned has duly executed this Agreement as of the date first written above.

HOLDCO

Harvest Holdings Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

PARENT

Harvest Parent Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

MERGER SUB

Harvest Merger Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

INVESTORS

Ms. Na Lai Chiu

/s/ Na Lai Chiu

Valuetrue Investments Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Mr. Shing Yung Ma

/s/ Shing Yung Ma

Grow Grand Limited

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Director

SC China Holdings Limited

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Yiheng Capital, LLC

By:	/s/ Yuanshan Guo
Name:	Yuanshan Guo (Jonathan Y. Guo)
Title:	Manager